Apollo Solar Energy, Inc.
No. 485 Tengfei Third
Shuangliu Southwest Airport Economic Development Zone
Shuangliu, Chengdu
People’s Republic of China 610207

April 5, 2011

VIA EDGAR

Mark C. Shannon
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                      Apollo Solar Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Response Letter Dated September 14, 2010
Form 10-K/A for the Fiscal Year Ended December 31, 2009
Filed September 15, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed November 15, 2010
Response Letter Dated November 29, 2010
Form 10-K/A for Fiscal Year Ended December 31, 2009
Filed November 30, 2010
Response Letter Dated February 28, 2011
Form 10-K/A for Fiscal Year Ended December 31, 2009
Filed February 28, 2011
File No. 000-12122

Dear Mr. Shannon:

This letter is submitted on behalf of Apollo Solar Energy, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s above referenced filings, as set forth in your letter to the Company dated March 2, 2011.  For reference purposes, the text of the comments contained in your letter dated March 2, 2011 have been reproduced herein (in bold), with the Company’s response below each such comment.

Form 10-K/A (Amendment No. 4) for the Fiscal year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-2

3.
We note you have modified your audit report in response to our prior comment number one.  However, we note that although the scope of the audit report in the first paragraph has been modified to cover all periods presented, the opinion in the final paragraph of the report still does not address the results of operations, comprehensive income, cash flows or changes in stockholders equity for the years ended December 31, 2007.  Please obtain and file an audit report that addresses all financial statement periods required to be presented.

Company Response:  The Company has filed a revised audit report that addresses the results of operations, comprehensive income, cash flows and changes in stockholder equity for all financial statement period required to be presented.

*           *           *

The Company appreciates the Staff’s attention to the review of the above referenced documents.  Please do not hesitate to contact the undersigned or Michael Hutchings, Esq. of DLA Piper LLP (US), the Company’s outside counsel, at 206-839-4824, if you have any questions regarding this letter.

Sincerely,

/s/ Wilson Liu
Wilson Liu
Chief Financial Officer
Apollo Solar Energy, Inc.

cc:           Mr. James Giugliano, Staff Accountant (SEC Division of Corporate Finance)
Ms. Kimberly L. Calder, Assistant Chief Accountant (SEC Division of Corporate Finance)
Mr. George Schuler, Mining Engineer (SEC Division of Corporate Finance)
Dr. Jingong Pan (Apollo Solar Energy, Inc.)
Mr. Michael Hutchings, Esq. (DLA Piper LLP (US))